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                                    RISCORP

                         SUPPLEMENT TO PROXY STATEMENT

                                 JUNE 30, 2000

                             ---------------------

ADJOURNMENT OF SPECIAL MEETING

     The special meeting of the shareholders of RISCORP was originally convened on June 21, 2000 and was adjourned until June 28, 2000. On June 28, 2000, the Board of Directors was informed that William D. Griffin and Griffin Acquisition Corp. had agreed to increase the cash portion of the merger consideration payable to the holders of Class A Common Stock from $2.85 per share to $3.075 per share. As a result of this increase, the special meeting of shareholders was again adjourned until 11:00 a.m. on July 20, 2000 in order to inform the shareholders of the increase in the cash portion of the merger consideration and to solicit additional proxies in connection with the proposed merger. The special meeting will reconvene at the Sheraton Colony Square, 188 14th Street, N.E., Atlanta, Georgia at such time and date.

INCREASE IN MERGER CONSIDERATION AND AMENDMENT TO MERGER AGREEMENT

     As a result of the agreement among RISCORP, Mr. Griffin and Griffin Acquisition Corp., upon completion of the merger, holders of the Class A Common Stock were to receive a cash payment of $2.85 per share without interest and less any required withholding taxes, plus a contingent right to receive an additional pro rata cash amount if RISCORP recovers any amounts from Zenith Insurance Company or other specified parties in connection with RISCORP's sale of assets to Zenith in 1998. On June 28, 2000, RISCORP, Mr. Griffin and Griffin Acquisition Corp. entered into a third amendment to the merger agreement increasing the cash portion of the merger consideration to $3.075 per share and extending, from June 30, 2000 to August 15, 2000, the date upon which either party can terminate the merger agreement if the merger has not been completed. In addition, the third amendment removes the adjustment to the cash portion of the merger consideration that would have reduced the amount distributed to the holders of the Class A Common Stock if certain of RISCORP's expenses in the merger exceeded $1,500,000. A copy of the third amendment is attached hereto as Appendix A to this Proxy Supplement. Finally, RISCORP and Mr. Griffin amended the tolling agreement discussed in the Proxy Statement to extend the termination date from June 30, 2000 to August 15, 2000.

NEGOTIATIONS REGARDING THE THIRD AMENDMENT TO THE MERGER AGREEMENT

     The increase in the cash portion of the merger consideration resulted from discussions among representatives of Mr. Griffin and RISCORP, and Robert L. Chapman, representing Chap-Cap Partners, L.P., Seth Hamot, certain of Mr. Hamot's affiliates, Thomas A. Albrecht, and Peter D. Norman. Messrs. Chapman, Hamot, Norman, and Albrecht collectively own of record or beneficially, either directly or through their affiliates, 3,609,372 shares of the Class A Common Stock.

     On June 16, 2000, representatives of Mr. Griffin contacted Mr. Chapman indicating that Mr. Griffin would be willing to increase the cash portion of the merger consideration payable to $2.92 per share but would retain the first $2.7 million of any recovery from Zenith and Arthur Andersen. Mr. Chapman countered with a suggestion that Mr. Griffin pay $3.50 per share and retain all of the recovery from Zenith and Arthur Andersen. Mr. Griffin's representatives rejected that suggestion and offered to pay $2.95 per share plus the contingent right to receive an additional pro rata cash amount if RISCORP recovers any amount from Zenith and Arthur Andersen. Mr. Chapman countered with $3.42 per share. The parties ended discussions on June 16, 2000 without reaching agreement.

     Following adjournment of the special meeting on June 21, 2000, Mr. Chapman and Mr. Griffin continued discussions concerning the transactions and the possible settlement of the outstanding litigation initiated by Mr. Chapman.
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     On June 27, 2000, representatives of Mr. Griffin delivered a counter proposal increasing the cash portion of the merger consideration to $3.00 per share. Throughout the day of June 27, 2000, representatives of Mr. Griffin and Mr. Chapman made a number of offers and counter offers between $3.00 and $3.20 per share, some of which included elimination of the contingent portion of the merger consideration. Mr. Chapman and representatives of Mr. Griffin continued discussions and agreed on an increase in the cash portion of the merger consideration to $3.075 without any change to the contingent recovery right. In addition, Mr. Chapman and Mr. Griffin agreed to remove the adjustment to the cash portion of the merger that would have reduced the amount paid to the Class A shareholders if certain of RISCORP's expenses in the merger exceeded $1,500,000. As part of these negotiations, Mr. Chapman, Mr. Norman, Mr. Albrecht, Mr. Hamot and certain of Mr. Hamot's affiliates agreed to enter into voting agreements to support the amended transaction.

     On June 27, 2000, representatives of Mr. Griffin advised counsel to RISCORP of the revised terms of the merger for consideration by the Board of Directors in connection with the proposed transaction. Counsel to RISCORP advised the Board of the revised terms of the merger and the timing considerations with respect to soliciting shareholder approval of the transaction. Following a discussion of the issues, the Board authorized counsel to finalize the terms of the amendment to the Plan and Agreement of Merger for consideration by the Board prior to reconvening the special meeting of shareholders scheduled for 1:00 p.m. on June 28, 2000.

     On June 28, 2000, the Board met to review and consider the terms of the third amendment to the merger agreement. Counsel advised the Board of the status of the negotiations between the parties and the outstanding issues related to the voting agreements to be executed by Messrs. Chapman, Hamot, Norman and Albrecht in connection with the execution and delivery of the amendment. The Board was also advised that each of the foregoing shareholders had requested an adjournment of the 1:00 p.m. shareholder meeting to provide adequate time for their counsel to review and finalize the voting agreements to be executed by each. The Board approved a four hour adjournment of the meeting, subject to shareholder approval, and directed counsel to communicate a 5:00 p.m. deadline to the parties for finalizing the terms of the agreements. The special meeting of shareholders was adjourned until 5:00 p.m. that afternoon.

     Following the adjournment of the special meeting, the Board met to continue its deliberations regarding the revised terms of the merger and the timing issues related to the distribution of supplemental proxy material and any further adjournment of the special meeting. The Board concluded that the revised terms of the merger were in the best interests of the holders of Class A Common Stock and approved the execution and delivery of the third amendment and an extension of the tolling agreement with Mr. Griffin until August 15, 2000. The Board also authorized a further adjournment of the special meeting until July 20, 2000, subject to RISCORP's receipt of executed counterparts of the third amendment and the voting agreements with Messrs. Chapman, Hamot, Norman and Albrecht.

     The special meeting of shareholders was reconvened on June 28, 2000 and adjourned until 11:00 a.m. on July 20, 2000.

VOTING AGREEMENTS

     Each of Mr. Hamot and his affiliates, Chap-Cap Partners, L.P., Mr. Albrecht and Mr. Norman have entered into a voting agreement insuring that all of their shares will be voted in favor of the merger agreement, as amended, and the transactions contemplated therein.

     IF YOU HAVE ALREADY DELIVERED A PROPERLY EXECUTED PROXY AND DO NOT WISH TO CHANGE YOUR VOTE, THERE IS NO NEED TO TAKE ANY ADDITIONAL ACTION. WE HAVE ENCLOSED ANOTHER PROXY, TOGETHER WITH A RETURN ENVELOPE, WHICH MAY BE USED IF YOU WISH TO CHANGE YOUR VOTE OR, IF A PROXY HAS NOT PREVIOUSLY BEEN RETURNED, TO VOTE FOR THE FIRST TIME. YOU HAVE THE RIGHT TO REVOKE YOUR PROXY ANY TIME PRIOR TO VOTING AT THE MEETING.

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                                                                      APPENDIX A

                               THIRD AMENDMENT TO
                          PLAN AND AGREEMENT OF MERGER

     THIS THIRD AMENDMENT TO PLAN AND AGREEMENT OF MERGER (this "Amendment") is entered into as of the 28th day of June, 2000 among GRIFFIN ACQUISITION CORP., a Florida corporation (the "Acquiror"), WILLIAM D. GRIFFIN, an individual resident of the State of Florida (the "Guarantor"), and RISCORP, INC., a Florida corporation ("RISCORP").

                                  WITNESSETH:

     WHEREAS, on November 3, 1999, the parties entered into a Plan and Agreement of Merger, as amended by the first and second amendments thereto (the "Agreement"), which contemplates the merger of Acquiror with and into RISCORP pursuant to the applicable provisions of the Florida Business Corporation Act, with RISCORP surviving the merger;

     WHEREAS, the parties now desire to amend the Agreement as hereinafter set forth.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1. Section 1.2(b)(i)(1). Section 1.2(b)(i)(1) of the Agreement is hereby deleted in its entirety and, in lieu thereof, the following new
     Section 1.2(b)(i)(1) is hereby inserted:

          the term "Merger Consideration" shall equal (A) $3.075, plus (B) the Contingent Claim Amount divided by the aggregate of the Outstanding Class A Shares and the Outstanding Class B Shares (as defined in
          Section 3.2); and

        2. Section 7.1(b). Section 7.1(b) of the Agreement is hereby amended by deleting the date "June 30, 2000" contained therein and substituting in its place the date "August 15, 2000."

        3. Section 7.1(c). Section 7.1(c) of the Agreement is hereby amended by deleting the date "June 30, 2000" contained therein and substituting in its place the date "August 15, 2000."

        4. Other Terms and Conditions Ratified and Confirmed. All other terms and conditions of the Agreement are hereby ratified and confirmed by the parties and shall remain in full force and effect.

        5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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     IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of the day and year set forth above.

                                          GRIFFIN ACQUISITION CORP.

                                          By:    /s/ WILLIAM D. GRIFFIN
                                            ------------------------------------
                                            William D. Griffin
                                            President

                                                 /s/ WILLIAM D. GRIFFIN
                                            ------------------------------------
                                            William D. Griffin

                                          RISCORP, INC.

                                          By:    /s/ WALTER E. RIEHEMANN
                                            ------------------------------------
                                            Walter E. Riehemann
                                            President

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